UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

Gryphon Online Safety, Inc.

(Exact name of issuer as specified in its charter)

Delaware	47-1246855
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Gryphon Online Safety, Inc., 10265 Prairie Springs Road, San Diego, CA 92127

(Full mailing address of principal executive offices)

(858) 775-8331

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on April 25, 2023. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2023 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when a review of our historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited financial information, although in the opinion of management all adjustments necessary to make interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2023.

Operating Results

For the six-month period ending June 30, 2023, the Company had total gross revenues of $885,194 compared to total gross revenue of $1,133,813 for the six-month period ending June 30, 2022, a decrease of 22%. We believe this decrease was primarily a result of general market conditions.

For the six-month period ending June 30, 2023, the Company had net losses of $1,033,557 compared to net losses of $1,490,173 for the period ending June 30, 2022, a decrease of 31%. This decrease was the result of decreased spending across all departments to better match the decreases in revenues. The largest decrease was in staffing for sales and marketing in order to preserve cash and in staffing for research and development, as the development of the Gryphon 6E is nearly complete. Cash used in operating activities for the six-month period ending June 30, 2023 was $302,949, as compared to $758,511 for the sixth month period ending June 30, 2022, a decrease of 60%. This decrease was primarily driven by reductions in staffing and an increase in accounts payable liabilities.

Cost of revenues consists of material and production costs, freight costs, and software licensing costs. We expect future profit margins will increase when our software sales make up a greater percentage of total sales. Overall profit margins will fluctuate slightly as our product mix changes with the introduction of new products and older products are offered at promotional prices.

The following summarizes the results of our operations for the six-month period ending June 30, 2023 as compared to the six-month period ending June 30, 2022:

	Six-month Period Ended June 30,
	2023	2022	$ Change
Revenues	$885,194	$1,133,813	$(248,619)
Cost of revenues	(463,572)	(561,983)	98,411

Gross profit	421,622	571,830	(150,208)

Total operating expenses	1,110,167	1,782,637	(672,470)

Operating loss	(688,545)	(1,210,807)	522,262

Total other expense	(345,012)	(279,366)	(65,646)

Loss before provision for income taxes	(1,033,557)	(1,490,173)	456,616

Provision for income taxes	-	-	-
Net loss	$(1,033,557)	$(1,490,173)	$456,616

Operating Expenses

Our total operating expenses for the six-month period ended June 30, 2023 amounted to $1,110,167 which represents a decrease of $672,470, or 38%, from the expenses for the six-month period ended June 30, 2022. The decrease in operating expenses is primarily due to a decrease in spending in all departments, with the largest decreases resulting from decreased staffing in sales and marketing and decreased staffing in research and development.

Other Income (expense)

Total other income (expense) for the six-month period ended June 30, 2023 amounted to a loss of $345,012, which represented an increase of $65,646 or 23% from the loss for the six-month period ended June 30, 2022. The increase in loss from other income is due primarily to increases in interest expense, amortization of intangible assets and amortization of issuance costs related to the sales of convertible equity instruments. These increases were offset by a decrease in currency exchange losses.

Liquidity and Capital Resources

As of June 30, 2023, the company had $3,134,804 in total assets, including $206,999 in cash and cash equivalents and $1,889,422 in intangible assets, compared to $3,481,017 in total assets, $299,314 in cash and cash equivalents and $1,978,022 in intangible assets as of December 31, 2022.

At the end of the sixth-month period ending June 30, 2023, the Company had $206,999 in cash and cash equivalents. By comparison, for the fiscal year ended December 31, 2022, the Company had $299,314 in cash and cash equivalents, representing a 31% decrease. This decrease was primarily driven by the decrease in revenues.

As of June 30, 2023, the company had $3,321,116 in total liabilities including $1,274,867 in accounts payable and accrued expenses, $483,152 in deferred revenue, and $127,395 in short term notes payable, compared to $2,693,772 in total liabilities, $1,058,301 in accounts payable and accrued expenses, $519,561 in deferred revenue, and $140,887 in short term notes payable as of December 31, 2022.

To date, our activities have primarily been funded from the sale of preferred stock, short-term loans, and revenues generated from our operations. The company has enough capital to last approximately 6 months at its current level of operations and is working to secure additional sources of capital.

Trends

Our efforts for the next twelve months will be focused on the following:

•	Launch Gryphon ProCare+
•	White labeled licensing of software and IP
•	Expand retail sales channels in the US
•	Develop strategic sales channels through other businesses
•	Launch Gryphon 6E with Metasafe

Our current cash reserves will allow us to make progress on accomplishing these objectives. We will need further capital to fully implement them.

ITEM 2.	OTHER INFORMATION

None.

Gryphon Online Safety, Inc.

Balance Sheets

	June 30, 2023 (unaudited)	December 31, 2022
Assets

Current assets
Cash and cash equivalents	$206,999	$299,314
Inventory, net	708,134	857,085
Prepaid expenses	57,467	55,371
Deposits	129,825	142,912
Other receivables	142,957	148,313
Total current assets	1,245,382	1,502,995

Intangible assets, net	1,889,422	1,978,022
Total assets	$3,134,804	$3,481,017

Liabilities and Stockholders' Equity

Current liabilities
Accounts payable and accrued expenses	$1,274,867	$1,058,301
Accrued interest - long term notes	29,464	25,428
Deferred revenue and customer deposits	483,152	519,561
Short term notes payable	127,395	140,887
Convertible equity instruments, net of discount	490,212	449,595
Total current liabilities	2,405,090	2,193,772

Long Term notes payable	500,000	500,000
SAFE Notes	416,026	-
Total liabilities	3,321,116	2,693,772

Commitments and contingencies

Stockholders' equity
Series Seed Preferred stock, 9,136,468 shares issued	914	914
and outstanding at June 30, 2023 and December 31, 2022
Series A-1 Preferred stock, 5,616,525 shares issued and	562	562
and outstanding at June 30, 2023 and December 31, 2022
Series A-2 Preferred stock, 454,544 shares issued and	45	45
outstanding at June 30, 2023 and December 31, 2022
Common stock, 10,756,391 shares issued and	1,076	1,076
outstanding at June 30, 2023 and December 31, 2022
Additional paid-in capital	10,803,927	10,743,927
Accumulated deficit	(10,992,836)	(9,959,279)

Total stockholders' equity	(186,312)	787,245

Total liabilities and stockholders' equity	$3,134,804	$3,481,017

See accompanying notes

Gryphon Online Safety, Inc.

Statements of Operations

(unaudited)

	For the six months ended June 30,
	2023	2022
Net revenue
Product	$476,382	$800,435
Service and other	408,812	333,378
Total net revenue	885,194	1,133,813

Cost of goods sold	(463,572)	(561,983)
Gross profit	421,622	571,830

Operating expenses
Operations	212,934	293,776
Sales and marketing	417,922	826,401
General and administrative	197,778	236,100
Research and development	281,533	426,360
Total operating expenses	1,110,167	1,782,637
Loss from operations	(688,545)	(1,210,807)

Other income (expense)
Interest expense	(24,590)	(3,762)
Interest income	1	82
Currency exchange gain (loss)	694	(29,296)
Amortization	(321,117)	(246,390)
Total other income (expense)	(345,012)	(279,366)

Net loss before income tax	(1,033,557)	(1,490,173)

Provision for income tax	-	-

Net loss	$(1,033,557)	$(1,490,173)

See accompanying notes

Gryphon Online Safety, Inc.

Statements of Cash Flows

(unaudited)

	For the six months ended June 30,
	2023	2022
Cash flows from operating activities
Net loss	$(1,033,557)	$(1,490,173)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization	321,117	246,390
Stock based compensation	60,000	15,000
Currency exchange gain (loss)	(694)	29,296
Allowance for inventory loss	(65,000)	37,500
Changes in operating assets and liabilities:
Inventory	213,951	106,735
Prepaid expenses	(2,096)	(35,099)
Deposits	13,087	22,575
Other receivables	6,050	47,522
Accounts payable and accrued expenses	216,566	347,195
Accrued interest	4,036	3,762
Deferred revenue and customer deposits	(36,409)	(89,214)
Net cash used by operating activities	(302,949)	(758,511)

Cash flows from investing activities
Payments for the purchase of intangible assets	(191,900)	(490,000)

Net cash used by investing activities	(191,900)	(490,000)

Cash flows from financing activities
Proceeds from issuance of short term notes payable	55,000	120,000
Repayment of short term notes payable	(68,492)	-
Proceeds from issuance of long term notes payable	-	350,000
Proceeds from issuance of SAFE notes	454,544	-
Payment of issuance costs for SAFE notes	(38,518)	-
Proceeds from issuance of convertible equity instruments	-	270,704
Net cash provided by financing activities	402,534	740,704

Net increase (decrease) in cash and cash equivalents	(92,315)	(507,807)
Cash and cash equivalents, beginning of period	299,314	1,376,665

Cash and cash equivalents, end of period	$206,999	$868,858

Supplemental Cash Flow Information:

Cash paid for interest	$20,381	$-

Cash paid for taxes	$-	$-

Non-Cash Investing and Financing Activities:

Conversion of debt into preferred shares	$-	$-

See accompanying notes

Gryphon Online Safety, Inc.

Statements of Changes in Stockholders' Equity

(unaudited)

	Series Seed Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Equity
Balance on December 31, 2021	9,136,468	$914	5,616,525	$562	454,544	$45	10,746,391	$1,075	$10,634,186	$(6,784,961)	$3,851,821

Stock based compensation	-	-	-	-	-	-	-	-	15,000	-	15,000
Net Loss	-	-	-	-	-	-	-	-	-	(1,490,173)	(1,490,173)

Balance on June 30, 2022	9,136,468	914	5,616,525	562	454,544	45	10,746,391	1,075	10,649,186	(8,275,134)	2,376,648

Issuance of stock under employee stock plans	-	-	-	-	-	-	10,000	1	-	-	1
Stock based compensation	-	-	-	-	-	-	-	-	94,741	-	94,741
Net Loss	-	-	-	-	-	-	-	-	-	(1,684,145)	(1,684,145)

Balance on December 31, 2022	9,136,468	914	5,616,525	562	454,544	45	10,756,391	1,076	10,743,927	(9,959,279)	787,245

Stock based compensation	-	-	-	-	-	-	-	-	60,000	-	60,000
Net Loss	-	-	-	-	-	-	-	-	-	(1,033,557)	(1,033,557)

Balance on June 30, 2023	9,136,468	$914	5,616,525	$562	454,544	$45	10,756,391	$1,076	$10,803,927	$(10,992,836)	$(186,312)

See accompanying notes

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Gryphon Online Safety, Inc. (“the Company”) is a Delaware corporation headquartered in San Diego, California, that provides WiFi routers and software which utilizes artificial intelligence based learning to make the internet a safer place for children, and all connected devices. The router comes with a mobile application for real time management of all connected devices and allows collaboration with others.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company’s fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain judgments, estimates and assumptions that affect the amounts reported in the financial statements and the disclosures made in the accompanying notes. Despite the Company’s intention to establish accurate estimates and use reasonable assumptions, actual results may differ from the estimates.

Revenue Recognition and Deferred Revenue

The Company accounts for revenue arising from contracts with customers pursuant to ASC Topic 606, which outlines the following five-step process for revenue recognition:

•	Identification of the contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily derives revenue from the sale of its WiFi routers and licenses to use its security software. The Company enters into contracts with customers that include promises to transfer products and services, which are generally distinct and can be accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to the customer, in amounts that reflect the consideration allocated to the various performance obligations. Certain products are sold with a software license included. The revenue component related to hardware is recognized when the product is shipped to the customer. Revenue attributable to the use of the security software is deferred and recognized on a monthly basis as the performance obligation is satisfied. Amounts received for prepayments of additional terms of use of the security software and for extended warranty services are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Freight and Shipping Costs

Freight and shipping costs are expensed as incurred.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method (“FIFO”). The Company analyzes inventory for any potential obsolescence or shrinkage, and records impairment and obsolescence reserves against inventory as deemed necessary. At June 30, 2023 and December 31, 2022, the Company determined that allowances of $150,000 and $215,000, respectively were necessary.

Returns are recognized on the date the returned inventory is received by the Company or its sales channel partners.

At June 30, 2023 and December 31, 2022, inventory consisted of completed hardware units.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at June 30, 2023 or December 31, 2022.

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining ‘technological feasibility’ are expensed as incurred. Costs incurred thereafter to develop final products are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at June 30, 2023 or December 31, 2022.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the six months ended June 30, 2023 and 2022, the Company recognized $281,533 and $426,360 in research and development costs, respectively.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Advertising costs

The Company’s advertising costs are expensed as incurred. During the six months ended June 30, 2023 and 2022, the Company recognized $417,922 and $826,401 in advertising costs, respectively.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Financial Accounting Standards Board (FASB) ASC 740. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Current year taxable income (loss) varies from income (loss) before current year tax expense primarily due to the method of revenue recognition and the use of accelerated amortization for tax reporting purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At June 30, 2023 and December 31, 2022, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible, in accordance with ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At June 30, 2023 and December 31, 2022, the Company had no accounts receivable.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with FASB ASC Topic 718 Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Concentrations

Approximately 87% and 81% of revenue for the six-month periods ended June 30, 2023 and 2022 respectively was generated through one online seller. The loss of the ability to sell the Company’s products via this online seller would cause significant negative impact on the Company’s operations.

SAFE Notes

The Company began issuing Simple Agreement for Future Equity (“SAFE”) notes to investors during the six months ended June 30, 2023. The SAFE notes provide the investors the right to certain shares of the Company’s capital stock upon a future equity financing. The SAFE notes include a provision allowing for the investors to receive a portion of the proceeds upon a change of control equal to the greater of their investment amount or the amount payable based upon a number of shares of common stock equal to the investment amount divided by the liquidity price. The SAFE notes are recorded as a long-term liability at their estimated fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company’s financial statements.

Subsequent Events

The Company has evaluated subsequent events through September 26, 2023, the date these financial statements were available to be issued. Subsequent to June 30, 2023:

The Company received proceeds of $87,936 from the sale of SAFE notes and incurred costs associated with the issuance of the notes of $6,595.

In August 2023, the Company received $49,000 of proceeds from a commercial loan. The loan accrues interest at a rate of 9.49% per annum and matures in May 2024.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 2 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Fair value of stock options issued during the six-month period ended June 30, 2023 and the year ended December 31, 2022 were determined using level 3 inputs.

NOTE 3 – INTANGIBLE ASSETS (NET)

Intangible assets consist of the following:

	June 30, 2023	December 31, 2022
Software	$3,846,970	$3,655,070
Other Intangible Assets	447	447
	3,847,417	3,655,517
Accumulated Amortization	(1,957,995)	(1,677,495)
	$1,889,422	$1,978,022

Amortization expense for the six-month periods ended June 30, 2023 and 2022, was $280,500 and $246,390, respectively.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 4 – OTHER RECEIVABLES

Other Receivables consist of the following:

	June 30, 2023	December 31, 2022
Sales channel partner holdbacks	$93,557	$95,725
Other	49,400	52,588
	$142,957	$148,313

Sales channel partner holdbacks are an accumulation of payments from customers that have not yet transferred to the Company’s bank account.

NOTE 5 – SHORT TERM AND LONG TERM DEBT

SHORT TERM DEBT

In August 2022, the Company received $150,000 of proceeds from a commercial loan. The loan accrues interest at a rate of 15.77% per annum and matures in January 2024. During the six months ended June 30, 2023, the Company incurred $8,948 of interest expense on this short-term loan.

In May 2023, the Company received $55,000 of proceeds from an advance against future receivables from a sales channel partner to provide working capital. The fixed fee for the advance was $6,325. Payments approximating 15% of sales through this channel are due periodically until the advance is repaid.

LONG TERM DEBT

The Company received proceeds from an SBA loan totaling $500,000. The SBA loan is secured by substantially all of the Company’s assets and accrues interest at 3.75% per annum. The loan matures in June 2050. During the six months ended June 30, 2023, the Company incurred $8,990 of interest expense on this long-term loan.

Following is a summary of short-term and long-term minimum debt payments required over the next six months of 2023 and the next 5 years, including the subsequent $49,000 borrowing discussed in Note 1:

2023	137,162
2024	39,233
2025	7,896
2026	11,466
2027	11,904
2028	12,309
Thereafter	456,425

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 6 – CONVERTIBLE EQUITY INSTRUMENTS

During the year ended December 31, 2022, the Company received $517,289 of proceeds from the issuance of convertible equity instruments that mature in December 2023. These instruments do not bear interest and may convert to 419,502 shares of preferred stock upon the following:

1.	Upon the Company receiving cash of a specified amount ($2,000,000 – $5,000,000) for the sale of the Company’s shares (“Qualified Financing”), the purchase amount will be automatically converted into shares of Company Series A preferred stock at a price of $1.2331 per share.

2.	Holders may elect to convert outstanding principal into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

3.	Upon maturity, outstanding principal must be converted into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

The Company incurred $81,233 of costs associated with the issue of these instruments. Amortization expense for the six months ended June 30, 2023 and the year ended December 31, 2022, included $40,617 and $13,539, respectively of amortization of expense related to the issue of the convertible equity instruments.

NOTE 7 – SAFE NOTES

The Company began issuing Simple Agreement for Future Equity (“SAFE”) notes to investors during the six months ended June 30, 2023, receiving $454,544 in proceeds from the sale of these notes. These notes do not bear interest and will convert to shares of Company stock upon the following:

1.	Upon the Company completing an Equity Financing, at which time the SAFE will automatically convert into shares of Company preferred stock at a price defined in the agreement.

2.	Upon a Liquidity Event, SAFE holders will receive the greater of cash equal to the purchase amount or shares of common stock equal to the purchase amount divided by the liquidity price, as defined in the agreement.

The Company incurred $38,518 of costs associated with the issue of these notes.

NOTE 8 - PREFERRED STOCK

The Company has 19,137,353 $0.0001 par value, shares of Preferred Stock authorized at June 30, 2023 and December 31, 2022. At June 30, 2023 and December 31, 2022, there were issued and outstanding preferred shares of 15,207,537.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

At June 30, 2023 and December 31, 2022, the authorized Preferred Stock consists of 9,582,809 shares designated Series Seed, 9,100,000 shares designated Series A-1 and 454,544 shares designated Series A-2.

The holders of all classes of Preferred Stock have the following rights and preferences: The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Holders of Series A Preferred Stock are entitled to dividends before any other Preferred Stock or Common Stock holders. Preferred stock maintains liquidation preferences at the original issue price, plus any declared but unpaid dividends. Preferred stock is convertible at any time into common stock at the conversion price. Preferred Stock holders owning 300,000 or more shares have the right of first refusal to purchase newly issued securities, in amounts sufficient to maintain their current overall ownership percentage.

NOTE 9 – COMMON STOCK

The Company has 40,000,000 $0.0001 par value shares of common stock authorized at June 30, 2023 and December 31, 2022.

During the six months ended June 30, 2023, the Company issued 380,000 stock options to employees for services. In addition, stock options issued in prior periods continued to vest during the current period. The Company recognized $60,000 of stock compensation expense related to stock options during the six months ended June 30, 2023. During the six months ended June 30, 2022, the Company recognized $15,000 of stock compensation expense.

A summary of option activity for the periods is as follows:

		Weighted Average	Weighted Average
	Share Equivalents	Exercise Price	Remaining Term
Outstanding December 31, 2021	1,055,500	$0.22	7.7
Granted	320,000	0.45	10.0
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding June 30, 2022	1,375,500	0.27	7.7
Granted	150,000	0.47	10.0
Exercised	(10,000)	-	-
Expired/Forfeited	(123,000)	0.40	-
Outstanding December 31, 2022	1,392,500	0.29	7.5
Granted	380,000	0.47	10.0
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding June 30, 2023	1,772,500	$0.33	7.5

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Options exercisable at June 30, 2023 and December 31, 2022 are 1,071,083 and 838,177, respectively.

The options issued during 2023 and 2022 vest ratably over periods of one to four years. At June 30, 2023, there are 755,417 unvested stock options outstanding and approximately $350,000 of unrecognized stock-based compensation expense.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

	June 30,
	2023	2022
Expected life (years)	1-4	5
Risk-free interest rate	3.14 - 4.34%	2.05%
Expected volatility	50%	35%
Annual dividend yield	0%	0%

NOTE 10 – WARRANTS

A summary of warrant activity for the periods is as follows:

	Warrants - Common	Weighted Average	Weighted Average
	Share Equivalents	Exercise Price	Remaining Life
Outstanding December 31, 2021	446,341	$0.71	5.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding June 30, 2022	446,341	0.71	5.1
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2022	446,341	0.71	4.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding June 30, 2023	446,341	$0.71	4.1

These warrants were vested in full upon issue, valued using the Black Scholes Merton pricing model and stock compensation expense was recognized in the year of issue.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 11 – INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to amortizable assets using accelerated amortization methods for income tax purposes, stock-based compensation expense and net operating loss carryforwards. As of June 30, 2023 and December 31, 2022, the Company had net deferred tax assets before valuation allowance of $2,947,182 and $2,901,730, respectively. As of June 30, 2023, and December 31, 2022, the Company had net deferred tax liabilities before valuation allowance of $0. The following table presents the deferred tax assets and liabilities by source:

	June 30, 2023	December 31, 2022
Deferred tax assets:
Net operating loss carryforwards	$2,897,922	$2,859,407
Deferred revenue timing difference	(10,559)	28,079
Stock-based compensation	17,400	8,700
Research and development tax credit carryforwards	42,418	5,544
Total deferred tax assets	2,947,182	2,901,730
Deferred tax liabilities:
Total deferred tax liabilities	-	-
Valuation allowance	(2,947,182)	(2,901,730)
Net deferred tax assets	$-	$-

The Company assessed the need for a valuation allowance against net deferred tax assets and determined a full valuation allowance is appropriate, due to taxable losses for the six months ended June 30, 2023 and the year ended December 31, 2022 and no history of generating taxable income. Therefore, valuation allowances of $2,947,182 and $2,901,730 were recorded as of June 30, 2023 and December 31, 2022, respectively. Deferred tax assets and liabilities were calculated using the Company’s combined effective tax rate, which is estimated to be 29%. The effective rate is reduced to 0% due to the full valuation allowance on the net deferred tax assets.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business.  In December 2019, the Company was sued for patent infringement.  One of the asserted patents was the subject of inter partes review at the Patent Trial and Appeal Board (PTAB) and the PTAB has determined all but one of the claims to be invalid. The suit may resume if the plaintiff decides to pursue this remaining claim. The results of such proceedings cannot be predicted with certainty, but the Company anticipates that the final financial impact, if any, arising out of this matter would not exceed $100,000.

The impact of the COVID-19 pandemic continues to affect society, economies, financial markets, and business practices. Although work from home and remote learning initially increased the relevance of the Company’s products and services, management is uncertain what effects future developments will have on demand for the Company’s products and services, its ability to refinance its debt and its access to capital. If the Company is not able to respond to and manage the impact of such events effectively, the Company’s business, operating results, financial condition and cash flows could be adversely affected.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 13 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has yet to achieve positive cash flow from operations and has incurred losses from inception of $10,992,836 which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's ability to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 14 – RELATED PARTIES

For the six months ended June 30, 2023 and 2022, the Company paid $8,944 and $73,977 respectively for legal counsel to a firm in which one of the directors is a partner.

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on March 31, 2021)
2.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.1	Form of Amended and Restated Investor Rights Agreement (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.2	Form of Amended and Restated Right of First Refusal and Co-Sale Agreement (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.3	Form of Amended and Restated Voting Agreement (incorporated by reference to Exhibit 3.3 to the Offering Statement on Form 1-A filed on March 31, 2021)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gryphon Online Safety Inc.

/s/ John Wu
Chief Executive Officer Date: September 26, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ John Wu
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director

Date: September 26, 2023